UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to the Market, filed jointly by Natura Cosméticos S.A. and Natura &Co Holding S.A. with the Brazilian Securities Commission on November 19, 2019, regarding the Change in Material Ownership Interest of Natura Cosméticos S.A. and Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 20, 2019

Item 1

Notice to the Market, filed jointly by Natura Cosméticos S.A. and Natura &Co Holding S.A. with the Brazilian Securities Commission on November 19, 2019, regarding the Change in Material Ownership Interest of Natura Cosméticos S.A. and Natura &Co Holding S.A.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Corporation	Publicly-Held Corporation
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

NOTICE TO THE MARKET

Change in Material Ownership Interest

Natura Cosméticos S.A. (ticker: NATU3) (“Natura Cosméticos”) and Natura &Co Holding S.A. (ticker: NTCO3) (“Natura &Co” and, jointly with Natura Cosméticos, the “Companies”), pursuant to Article 12 of CVM Ruling No. 358/02, as amended, and in continuity to the information disclosed by the Companies in the material fact of November 13, 2019, inform their shareholders and the market in general the changes occurred in the ownership interest of both Companies, due to the contribution of shares issued by Natura Cosméticos held by its majority shareholders in a capital increase of Natura &Co (“Contribution of Shares”).

As previously disclosed the Contribution of Shares occurred in the scope of the corporate restructuring prior to the acquisition of Avon Products, Inc. and does not aim to alter the shareholding composition or the administrative structure of the Companies.

Pursuant to the disclosed by the Companies in the material fact of October 11, 2019, the controlling shareholders of Natura Cosméticos are parties of the Shareholders Agreement of Natura &Co, which came into force as of the Contribution of Shares, in place of the Shareholders Agreement of Natura Cosméticos.

The tables below present the current shareholding composition of the Companies, given that the shareholders which ownership interest were changed do not hold other securities issued by the Companies:

Natura Cosméticos S.A.
Shareholders	Ordinary Shares
	Amount	Percentage (%)
Natura &Co Holding S.A., with its principal place of bussines in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, room A17, block A, Parque Anhanguera, ZIP Code 05106-000, enrolled with the National Registry of Legal Entities under No. 32.785.497/0001-97	495,393,460	57.22
Fundo de Investimento de Ações Veredas - Investimento no Exterior, a Brazilian investment fund, duly organized and validly existing under the laws of Brazil, with its principal place of bussines in the city of Rio de Janeiro, State of Rio de Janeiro, No. 501, 5th floor, Torre Corcovado, Botafo, ZIP Code 22250-040, enrolled with the National Registry of Legal Entities under No. 19.959.932/0001-94, managed by SPN Gestão de Investimentos Ltda., a company authorized by CVM to manage securities portfolios, headquartered in the city of São Paulo, State of São Paulo, at Rua Amauri, 255, 9th floor, ZIP Code 01448-000, enrolled with the National Registry of Legal Entities under No. 05.825.277/0001-77	20,641,378	2.38
Treasury Stock	158,198	0.02
Other	349,6253,104	40.38
Total	865,818,140	100.00

Natura &Co Holding S.A.
Shareholders	Ordinary Shares
	Amount	Percentage (%)
Antonio Luiz da Cunha Seabra, Brazilian, married, economist, bearer of Identity Card RG No. 3.524.557-8, issued by the Public Security Office of the State of São Paulo and enrolled with the Individual Taxpayers’ Register (“CPF”) under No. 332.927.288-00, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri No. 255, 17th floor	199,151,684	40.20
Lucia Helena Rios Seabra, Brazilian, married, bearer of the Identity Card RG No. 15.275.178-6, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 055.336.688-29, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Amauri 255, 17th floor	92	0.00
Guilherme Peirão Leal, Brazilian, legally separated, business administrator, bearer of the Identity Card RG No. 4.105.990, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 383.599.108-63, reisdent and domiciled at the city of São Paulo, State of São Paulo, at Rua Amauri, 255, 17th floor	99,342,778	20.05
Ricardo Pedroso Leal, Brazilian, married, bearer of the Identity Card RG No. 23.434.121-X, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 269.535.658- 70, resident and domiciled at the city of São Paulo, State of São Paulo, at Rua Rodésia, No. 106 – room No. 13	45,349,492	9.15

Felipe Pedroso Leal, Brazilian, married, bearer of the Identity Card RG No. 23.434.078-2, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 252.495.598- 24, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Rodésia, No. 106 – room No. 13	45,349,492	9.15
Pedro Luiz Barreiros Passos, Brazilian, married, engineer, bearer of the Identity Card RG No. 4.700.753-9, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 672.924.618-91, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Rua Amauri No. 255, 9th floor	26,231,646	5.30
Passos Participações S.A, with its principal place of bussines in the city of São Paulo, State of São Paulo, at Rua Amauri No. 255, 9th floor, part, enrolled with the National Registry of Legal Entities under No. 05.561.635/0001-81	50,670	0.01
Gustavo Dalla Colletta de Mattos, Brazilian, married, advertising executive, bearer of the Identity Card RG No. 19.980.359-6, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 196.793.638-21, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Rua Estela, No. 515, Block D, suite 71, part 01	4,367,930	0.88
Fábio Dalla Colletta de Mattos, Brazilian, single, agronomic engineer, bearer of the Identity Card RG No. 19.980.373-0, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 184.090.138-19, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Rua Estela, No. 515, Block D, suite 71, part 01	4,367,930	0.88
Maria Heli Dalla Colletta de Mattos, Brazilian, widowed, teacher, bearer of the Identity Card RG No. 3.855.137-8, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 436.825.888-68, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Rua Estela, No. 515, Block D, suite 71, part 01	24,305,810	4.91
Norma Regina Pinotti, Brazilian, widowed, housewife, bearer of the Identity Card RG No. 5.037.850-8, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 187.890.098-60, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61	35,156,064	7.10
Vinicius Pinotti, Brazilian, married, business administrator, bearer of the Identity Card RG No. 24.125.899-6, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 272.056.278-50, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61	5,859,936	1.18
Fabricius Pinotti, Brazilian, married, mechatronic engineer, bearer of the Identity Card RG No. 24.126.080-2, issued by the Public Security Office of the State of São Paulo, enrolled with CPF under No. 290.883.888-57, resident and domiciled in the city of São Paulo, State of São Paulo, with offices in the city of São Paulo, State of São Paulo, at Avenida Nova Independência, No. 87, suite 61	5,859,936	1.18
Total	495,393,460	100.00

Finally, the Companies informs that, pursuant Article 24, Item III, 3rd Paragraph of CVM Ruling No. 480/09, as amended, will update the corresponding reference forms within the legal term.

São Paulo, November 19, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer

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